Wells Fargo Funds Management, LLC 525 Market Street, 12th Floor San Francisco, CA 94105

October 31, 2006

VIA EDGAR AND ELECTRONIC MAIL

Ms. Linda Stirling

Senior Counsel

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Ms. Stirling:

Re:	Wells Fargo Funds Trust (the “Trust”)

Responses to SEC Comments on Post-Effective Amendment No. 97

Thank you for your verbal comments of Friday, September 29, 2006 to the Prospectuses and Statement of Additional Information for the Wells Fargo Advantage Municipal Income Funds (the “Funds”). This correspondence provides our responses to those comments and suggestions on that filing (Post-Effective Amendment No. 97 to the Trust’s Registration Statement on Form N-1A filed August 18, 2006 pursuant to Rule 485(a) under the Securities Act of 1933, as amended). Revisions made pursuant to these comments will be incorporated into the Funds’ Post-Effective Amendment No. 102 filed October 31, 2006 pursuant to Rule 485(b).

For your convenience, your comments or suggestions are summarized in boldface type below, immediately followed by our responses.

Prospectuses

    1. PROSPECTUS SECTION: PRINCIPAL INVESTMENT STRATEGIES

Affected Funds:	California Limited-Term Tax-Free Fund
California Tax-Free Fund
Colorado Tax-Free Fund
Intermediate Tax-Free Fund
Minnesota Tax-Free Fund
Municipal Bond Fund
Nebraska Tax-Free Fund
Wisconsin Tax-Free Fund

Comment:	For each of the above-listed Funds, please indicate the Fund’s maturity parameters and specify whether the Fund is diversified or non-diversified. Be sure to include any corresponding non-diversification risks if applicable.

Response: In addition to the non-diversification risk disclosure that was already noted for the appropriate Funds, a sentence was added to the applicable investment strategies stating that a particular Fund is considered to be non-diversified. We also enhanced the “Non-Diversification Risk” disclosure by adding geographic-specific concerns as shown below. NOTE: Of the above-list, the Municipal Bond Fund and Wisconsin Tax-Free Fund are actually diversified Funds.

Non-Diversification Risk

Because the percentage of a non-diversified fund’s assets invested in the securities of a single issuer is not limited by the 1940 Act, greater investment in a single issuer makes a fund more susceptible to financial, economic or market events impacting such issuer. Non-diversified, geographically concentrated funds are riskier than similar funds that are diversified or that spread their investments over several geographic areas. Default by a single security in the portfolio may have a greater negative effect than a similar default in a diversified portfolio. (A “diversified” investment company is required by the 1940 Act, generally, with respect to 75% of its total assets, to invest not more than 5% of such assets in the securities of a single issuer.)

Furthermore, a sentence indicating each Fund’s maturity parameters was added to each Fund’s principal investment strategies discussion as noted below.

California Limited-Term Tax-Free Fund – “Under normal circumstances, we expect the Fund’s dollar-weighted average effective maturity to be between 2 and 7 years.”

California Tax-Free Fund – “Under normal circumstances, we expect the Fund’s dollar-weighted average effective maturity to be greater than 5 years and less than 20 years.”

Colorado Tax-Free Fund – “Under normal circumstances, we expect the Fund’s dollar-weighted average effective maturity to be greater than 5 years and less than 20 years.”

Minnesota Tax-Free Fund – “Under normal circumstances, we expect the Fund’s dollar-weighted average effective maturity to be greater than 5 years and less than 20 years.”

Municipal Bond Fund – “Under normal circumstances, we expect the Fund’s dollar-weighted average effective maturity to be greater than 5 years and less than 20 years.”

Nebraska Tax-Free Fund – “Under normal circumstances, we expect the Fund’s dollar-weighted average effective maturity to be greater than 5 years and less than 20 years.”

Wisconsin Tax-Free Fund – “Under normal circumstances, we expect the Fund’s dollar-weighted average effective maturity to be greater than 5 years and less than 20 years.”

    2. PROSPECTUS SECTION: DESCRIPTION OF PRINCIPAL INVESTMENT RISKS

Affected Funds:    Wisconsin Tax-Free Fund

Comment:	The Wisconsin Tax-Free Fund invests a large percentage in Puerto Rico securities; however, there does not appear to be corresponding risk disclosure. Please reconcile.

Response:     We have added a sentence to the Wisconsin Tax-Free Fund’s investment strategies indicating that it holds over 25% of its total assets in debt obligations issued by Puerto Rico. We have also added the following risk disclosure to the prospectuses:

Puerto Rico Municipal Securities Risk

Events in Puerto Rico are likely to affect a Fund’s investments in Puerto Rico municipal securities. The majority of Puerto Rico’s debt is issued by the major public agencies that are responsible for many of the island’s public functions, such as water, wastewater, highways, electricity, education and public construction. Puerto Rico’s economy and financial operations parallel the economic cycles of the United States, including its unemployment rate. Certain risks specific to Puerto Rico concern state taxes, e-commence spending, and underfunded pension liabilities.

    3. PROSPECTUS SECTION: ORGANIZATION AND MANAGEMENT

Comment:	Enhance the biography descriptions of each portfolio manager so that they clearly reflect the past five years of experience.

Response:     All portfolio manager biographies have been revised to clearly reflect the past five years of experience.

Statement of Additional Information

    1. SAI SECTION: FUNDAMENTAL INVESTMENT POLICIES

Comment:	In the Funds’ concentration policy (Fundamental Investment Policy No. 1), the Funds’ investments in municipal securities are not limited; however, it appears that the Funds’ investments in private development bonds should be limited. Please consider revising accordingly.

Response:     We are conducting further research into this comment. If we determine that a change to this policy is appropriate, we will seek Board approval and incorporate corresponding changes to the Funds’ SAI.

Conclusion

The Funds accept responsibility for the adequacy and accuracy of the disclosure in the filings that are the subject of this letter. The Funds acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to these filings. The Funds further acknowledge that they may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above response adequately addresses your comments and suggestions. If you need additional information, please do not hesitate to contact me at 415-396-8235.

Sincerely,

WELLS FARGO FUNDS MANAGEMENT, LLC

By
Elaine E. Richards
Senior Counsel

cc:	Marco Adelfio
C. David Messman

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